UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

AmeriCredit Corp.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of class of securities)
03060R101
(CUSIP number)

Joseph A. Orlando

Vice President and Chief Financial Officer

Leucadia National Corporation

315 Park Avenue South

New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
December 12, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 03060R101	13D	Page 2

1)	NAME OF REPORTING PERSON:		Leucadia National Corporation
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	N/A
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	32,715,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	32,715,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		32,715,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.1%
14)	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 3

1)	NAME OF REPORTING PERSON:		Phlcorp, Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	N/A
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	32,715,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	32,715,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		32,715,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.1%
14)	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 4

1)	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	32,715,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	32,715,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		32,715,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.1%
14)	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 5

1)	NAME OF REPORTING PERSON:		BEI Arch Holdings, LLC.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	32,715,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	32,715,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		32,715,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.1%
14)	TYPE OF REPORTING PERSON:		00

CUSIP No. 03060R101	13D	Page 6

1)	NAME OF REPORTING PERSON:		BEI – Longhorn, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	N/A
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	32,715,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	32,715,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		32,715,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.1%
14)	TYPE OF REPORTING PERSON:		00

This Amendment No. 10 (this “Amendment”) amends the Statement on Schedule 13D originally filed on January 22, 2008 (the “Original Schedule”) by the Reporting Persons, which Original Schedule was subsequently amended (the Original Schedule as amended by Amendments No. 1 through 9, is referred to as the “Schedule 13D”) by the Reporting Persons and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.01 par value per share (the “Common Stock”), of AmeriCredit Corp., a Texas corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On December 12, 2008, Leucadia and the Company entered into an amended and restated standstill agreement, which is described in Item 6 of this Amendment and is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On December 12, 2008, Leucadia and the Company entered into an amended and restated standstill agreement, a copy of the form of which is attached hereto as Exhibit 1 (the “Amended Standstill Agreement”). The Amended Standstill Agreement amends the prior standstill agreement between Leucadia and the Company principally by reducing to 20% from 25% the minimum equity ownership required for Leucadia to maintain its two designees to the Company’s board of directors, and by providing for preemptive rights in certain circumstances. The terms of the Amended Standstill Agreement are incorporated herein by reference and the foregoing description is qualified in its entirety thereby.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Form of Amended and Restated Standstill Agreement, dated December 12, 2008, between Leucadia National Corporation and AmeriCredit Corp.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2008

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
	Name:	Joseph A. Orlando
	Title:	Vice President and Chief Financial Officer

PHLCORP, INC.

By:	/s/ Joseph A. Orlando
	Name:	Joseph A. Orlando
	Title:	Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando
	Name:	Joseph A. Orlando
	Title:	Vice President

BEI ARCH HOLDINGS, LLC

By: Baldwin Enterprises, Inc.

Its Sole Member

By:	/s/ Joseph A. Orlando
	Name:	Joseph A. Orlando
	Title:	Vice President

BEI-LONGHORN, LLC

By: BEI Arch Holdings, LLC

Its Sole Member

By: Baldwin Enterprises, Inc.

Its Sole Member

By:	/s/ Joseph A. Orlando
	Name:	Joseph A. Orlando
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.

1	Form of Amended and Restated Standstill Agreement, dated December 12, 2008, between Leucadia National Corporation and AmeriCredit Corp.